Exhibit 23.1

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-1) of Data443 Risk Mitigation, Inc. (formerly known as Landstar, Inc.) and to the use of our report dated April 17, 2020, with respect to the consolidated financial statements of Data443 Risk Mitigation, Inc. (included in its Annual Report (Form 10-K) for the year ended December 31, 2019 and 2018, filed with the Securities and Exchange Commission. Our report dated April 17, 2020 contains emphasis of matter paragraph that states that the financial statements have been prepared assuming that the Company will continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Thayer O’Neal Company, LLC Sugar Land, Texas
December 23, 2020